FORM 6-K


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of July, 2002

                    A/S STEAMSHIP COMPANY TORM
         (Translation of registrant's name into English)

                           Marina Park
                         Sundkrogsgade 10
                       DK-2100 Copenhagen 0
                             Denmark
             (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X    Form 40-F
                               -----

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes        No  X
                               -----    -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on July 2, 2002 (No. 22-2002) Tender Offer to the shareholders of Dampskibsselskabet "Norden" A/S submitted by Aktieselskabet Dampskibsselskabet Torm 1 July 2002.

Exhibit 1
---------





                           Tender Offer

                      to the shareholders of

                 Dampskibsselskabet "Norden" A/S

                      (CVR No. 67 75 89 19)








                           Submitted by


              Aktieselskabet Dampskibsselskabet Torm



                             [TORM LOGO]












        [GUDME RAASCHOU LOGO]            [JEFFRIES LOGO]


                           1 July 2002

               Tender Offer to the shareholders of

                 Dampskibsselskabet "Norden" A/S

                      (CVR No. 67 75 89 19)
                          Amaliegade 49
                       DK-1256 Copenhagen K


-----------------------------------------------------------------
This tender offer is prepared in accordance with the Danish Securities Trading Act (Act No. 168 of 14 March 2001) and the ensuing Executive Order No. 827 of 10 November 1999 issued by the Danish Securities Council. This tender offer as well as acceptance hereof is governed by Danish laws and jurisdiction. This tender offer does not constitute an offer to shareholders whose participation in the offer requires the issuance of an offer document, registration or measures other than the requirements resulting from Danish legislation. This tender offer is not being made to, nor will a deposit of shares be accepted by or on the behalf of shareholders resident in the USA, Canada, Japan or other jurisdictions, in which jurisdiction the making of this tender offer or its acceptance would be inconsistent with the laws of the relevant jurisdictions. This document may not be distributed to shareholders resident in the USA, Canada or Japan.
-----------------------------------------------------------------

Introduction

Pursuant to Section 32 of the Danish Securities Trading Act, Aktieselskabet Dampskibsselskabet Torm (hereinafter referred to as "Torm") hereby sets forth a voluntary public tender offer (hereinafter referred to as the "Tender Offer") to the shareholders of Dampskibsselskabet "Norden" A/S (hereinafter referred to as "Norden" or the "Company"). The Tender Offer is made as of Monday, 1 July 2002 and expires on Monday, 29 July 2002 at 7 p.m. (Danish time).

The shareholders are offered DKK 360 in cash per share of DKK 20 nominal value (securities ID code DK0010269844). The purpose of the Tender Offer is to acquire all the remaining shares of Norden. If Torm acquires control of more than 90% of the share capital and the voting rights in Norden (less treasury shares), Torm intends to initiate a compulsory redemption of the remaining shares in accordance with the articles of association of Norden after a change therein and de-listing of the shares from the Copenhagen Stock Exchange.

No members of the Management and the Board of Directors of Norden or Torm will receive any special grants or benefits from Torm in relation to the Tender Offer.

As of 1 July 2002, Torm owns 672,152 shares of DKK 20 each in Norden. This is equivalent to a nominal value of DKK 13,443,040 or 30.8% of the share capital (less treasury shares). Within the last 6 months, Torm has not acquired shares in Norden at a price exceeding DKK 360 per share of DKK 20 nominal value.

The Board of Directors of Torm has informed the Board of Directors of Norden that Torm has acquired 30.8% of the share capital of Norden and of the perspectives in this. No agreements have been made between the managements of Norden and Torm in relation to the shareholding and the Tender Offer.

Torm has no agreements with any shareholders concerning future purchases of shares or exercise of voting rights. No agreements of particular importance for the evaluation of the offer document have been made which are not mentioned herein.

The offer price

The offer price of DKK 360 in cash per share corresponds to a premium of almost 25% compared to the average share price on 28 June 2002; the last trading day prior to the announcement from Torm stating that Torm had acquired about 30.8% of the share capital of Norden (less treasury shares).

The table below shows the official quoted price for various dates and the premium which the offer price represents compared to the share price:

-------------------------------------------------------------------------------------------
Day/period                                                           Price      Premium
-------------------------------------------------------------------------------------------
Average price the last trading day prior to the Tender Offer         289.90      24.18%
-------------------------------------------------------------------------------------------
Average price 30 trading days prior to the Tender Offer              287.14      25.37%
-------------------------------------------------------------------------------------------
Average price 60 trading days prior to the Tender Offer              277.00      29.96%
-------------------------------------------------------------------------------------------
Average price 90 trading days prior to the Tender Offer              280.00      28.57%
-------------------------------------------------------------------------------------------
Average price at 31 December 2001                                    264.13      36.30%
-------------------------------------------------------------------------------------------


Torm finds the offer price attractive for the shareholders of Norden both compared with the development in the share price and the current price of the shares of Norden as well as the sale by a major shareholder of its holding of shares in Norden to i.a. Norden at a price of approx. DKK 290 per share of DKK 20 each at the beginning of 2002.

Torm

Torm, founded in 1889 by Captain Ditlev Torm, has carefully managed a growth coupled with a focus on quality and a prudent style of management.

Today, Torm is the world's premier carrier of refined oil products such as gasoline, jet fuel, naphtha and diesel oil as well as a leading carrier of fluid commodities such as vegetable oil and molasses. Furthermore, Torm manages a significant bulk division as well as a line between the United States and West Africa. The Bulk division focuses primarily on Panamax bulk carriers wherein the principal transported commodities are grain, coal and iron ore.

Torm operates a fleet of nearly 100 vessels including some of the most modern ships afloat. Commercial operations are conducted largely via pool arrangements with other leading ship owners who share Torm's commitment to safety, environmental responsibility and customer service.

Torm has a stable shareholder structure and its largest shareholder who owns more than 25% of the share capital of Torm stated in April 2002 that they are long term investors in Torm.

In a continuing effort to strengthen shareholder value, Torm has decided on a listing of its shares on the Nasdaq Stock Exchange in New York (trading symbol TRMD) in addition to the listing at the Copenhagen Stock Exchange. Apart from giving the possibility of creating more liquidity in the shares, it also offers broader and more varied access to capital, an important factor in connection with Torm's wish to participate in the structural changes in the international shipping industry. Further, Torm has decided to buy back its treasury shares in the market for an amount equal to 4% of its outstanding share capital when considered appropriate.

Torm expects a result for 2002 of DKK 415 million as published on 31 May 2002.


GROUP FINANCIAL HIGHLIGHTS (DKK million)
----------------------------------------------------- -------------- ------------- --------------
                                                          2001           2000          1999
----------------------------------------------------- -------------- ------------- --------------
PROFIT AND LOSS STATEMENT
Net turnover                                               2,581         2,162          1,437
Other operating income                                        60            45             30
Profits from sale of ships                                    85           154              0
Profit before depreciation                                   731           659            109
Profit/(loss) before tax and extraordinary items             537           339           -138
Profit/(loss) for the year                                   376           246            -82
----------------------------------------------------- -------------- ------------- --------------
BALANCE SHEET
Fixed assets                                               2,038         1,961          2,402
Current assets                                             1,320         1,288          1,088
Total assets                                               3,359         3,249          3,490
Capital and reserves                                       1,392         1,079            868
Provisions                                                   435           274            188
Liabilities                                                1,532         1,897          2,395
----------------------------------------------------- -------------- ------------- --------------
RATIOS
ROIC (%)                                                      23            14             -4
Return on equity (ROE) (%)                                    30            25             -9
Market price per share at year-end                            46            59           23,5
Price earnings ratio (P/E)                                   2.2           4.4           Neg.
Price to book                                                0.6           1.0            0.5
Dividend (%)                                                  19            15              0
Solvency ratio (%)                                            41            33             25
Number of employees (employed directly by the group)         235           226            232
Investments in tangible fixed assets                         554           322            518
DKK/USD exchange rate at year-end                           8.41          8.02           7.40
----------------------------------------------------- -------------- ------------- --------------


GROUP FINANCIAL HIGHLIGHTS (DKK million)

A more detailed description of Torm can be found on the company's homepage (www.torm.dk), alternatively on request to the company.

Norden

In 1871, Mr. Mads Christian Holm founded Norden, which makes the
Company the oldest shipping company in Denmark engaged in tramp operation on a worldwide basis and in the dry cargo and tanker sectors.

Today, Norden operates about 60 tankers and bulk carriers through a mix of owned and chartered tonnage. By far the largest part of the gross freight income is related to the dry cargo market, primarily through ships on charter to Norden and contributes approx. one third of the Company's net freight income. In addition, as a result of the present new building program an even larger part of future earnings are expected to be derived from the product tanker market.

In the dry cargo segment, Norden is predominantly engaged in the Handymax market, but is also active in the Capesize and Panamax markets.

On the tanker side, Norden concentrates on Handymax product carriers and Aframax crude oil carriers.

As stated in Norden's annual report 2000, the group and ownership structure was changed during 2000, which according to the annual report significantly will enhance the possibilities to participate in the structural changes in the international shipping industry

Norden announced on 30 May 2002 that their profit forecast for 2002 is about DKK 80-90 million before tax and sale of vessels.


GROUP FINANCIAL HIGHLIGHTS (DKK million)
----------------------------------------------------- -------------- ------------- --------------
                                                          2001           2000          1999
----------------------------------------------------- -------------- ------------- --------------
PROFIT AND LOSS STATEMENT
Net turnover                                               2,471         1,824          1,030
Other operating income                                         1             1              2
Profits from sale of ships                                   165            25             14
Profit before depreciation                                   255           254            111
Profit/(loss) before tax and extraordinary items             312           164             29
Profit/(loss) for the year                                   218           114             20
----------------------------------------------------- -------------- ------------- --------------
BALANCE SHEET
Fixed assets                                               1,246         1,322           966*
Current assets                                               669           384           359*
Total assets                                               1,916         1,706          1,225
Capital and reserves                                         640           466            356
Provisions                                                   158            81            35*
Liabilities                                                1,118         1,160           841*
----------------------------------------------------- -------------- ------------- --------------
RATIOS
ROIC (%)                                                    11.4           7.6            1.7
Return on equity (ROE) (%)                                  39.3          27.8            5.4
Market price per share at year-end                           264           250             91
Price earnings ratio (P/E)                                     3           5.3           11.3
Price to book                                               0.95          1.30           0.62
Dividend (%)                                                  60            50             12
Solvency ratio (%)                                          33.4            27             29
Number of employees (employed directly by the group)         223           239            200
Investments in tangible fixed assets                       1,345           547           273*
DKK/USD exchange rate at year-end                           8.41          8.02           7.40
----------------------------------------------------- -------------- ------------- --------------
* Based on earlier accounting principles


A more detailed description of Norden can be found on the Company's homepage (www.ds-norden.dk).

Plans for the combined group Torm - Norden

Over the years, Torm and Norden have at management level had the same view on the commercial rationale of combining the two companies.

The rationale of this offer is based on the sound commercial opportunity to combine two internationally well respected companies and to maintain one large Danish shipping company of the size and level of diversification which will enhance stronger operational and financial results.

The ongoing structural changes in the international shipping industry - where customers and suppliers are becoming larger in size and financial strength - as well as strict regulatory requirements means constantly more challenging business conditions within the sector. Therefore, there is a strong need in the shipping industry to consolidate and build a competitive edge.

Together, the combined company Torm - Norden would - almost double in terms of sales and assets - create a significant entity on the world shipping market. The combined turnover is more than DKK 5 billion with a book value of the fleet of DKK 3.3 billion and total assets of more than DKK 5 billion. The companies operate 165 vessels and have 19 new-buildings.

It is the intention of Torm that the highly qualified employees of Torm and Norden shall contribute to a significant development of the combined company. It is the intention to concentrate the tank activities under the name and flag of Torm and similarly to concentrate the bulk activities under the name and flag of Norden and thereby create two significant and professional companies.

Torm and Norden, both with long traditions for high standards and focus on quality, safety and environmental issues, will together create an organisation on shore and at sea of highly specialised employees who will work for Torm's visions of growth and creation of value in the interest of the stakeholders of the companies.

The terms and conditions of the Tender Offer are as follows

Buyer                  Aktieselskabet Dampskibsselskabet Torm
                       Marina Park
                       Sundkrogsgade 10
                       DK-2100 Copenhagen 0
                       (CVR No. 22 46 02 18)

Price                        DKK 360 per share of a nominal
                       value of DKK 20 (securities ID code
                       DK0010269844). The seller shall pay
                       brokerage fees and other duties, if any.

Payment                      Payment shall be effected in cash
                       after Torm has informed the Copenhagen
                       Stock Exchange that the conditions for
                       conclusion of the Tender Offer are
                       fulfilled or waived. Concurrently, the
                       final date for payment shall be stated.
                       Payment shall take place within 3 stock
                       exchange days after announcement of the
                       successful completion of the Tender Offer and will be carried out by the shareholder's own custodian bank or securities dealer.



Place of delivery            Gudme Raaschou Bankaktieselskab
                                    Flemming C. Pedersen/
                                      Steen Chr. Nielsen
                                    Kalvebod Brygge 39-41
                                    DK-1560  Copenhagen V
                                    Tel.: +45 33 44 90 00
                                    Fax: +45 33 44 91 65

Tender Offer period    This Tender Offer is valid as of Monday, 1
                       July 2002 and expires on Monday, 29 July
                       2002 at 7 p.m. (Danish time) at which time
                       Gudme Raaschou Bankaktieselskab must be in possession of the acceptance of the Tender
                       Offer through the shareholder's own
                       custodian bank or securities firm.

Conditions                   This Tender Offer is conditional
                       upon the following:

                             that Torm as part of the Tender
                       Offer or otherwise has obtained more than 90% of the share capital and voting rights in Norden (less treasury shares) at the expiry of the Tender Offer period,

                                    that Torm has obtained any
                       necessary approvals on satisfying terms
                       from the public authorities, that no
                       competition authority or any other
                       official authority make any objections
                       which may influence the conclusion of the Tender Offer and that the Tender Offer in no other way is threatened or in any other way made difficult by decisions of the authorities, legislation or litigation, that no decision has been or
                       will be made by the Board of Directors to change the capital structure of Norden except the redemption of the share capital decided at the Company's ordinary annual general meeting at 29 April 2002, and that no material adverse
                       changes occur, in Norden or in Norden's
                       subsidiaries including the financing
                       hereof, and in the future prospects in the period up to the conclusion of the Tender Offer.

                                    Torm is at any time entitled
                       to revoke the Tender Offer if one or more of the conditions cannot be fulfilled. Torm reserves the right to uphold the received acceptances and conclude the Tender Offer irrespective of whether one or more of the conditions have not been fulfilled in whole or in part.

Acceptance                   Acceptances submitted to Gudme
                       Raaschou Bankaktieselskab are binding for the shareholder. All acceptances are automatically annulled in case a competing offer with a higher offer price is published in the offer period and in case Torm does not offer the same or a higher offer no later than 4 stock exchange days prior to the expiry of the competing offer.

                                    If the offer price is raised
                       by Torm, the shareholders who have
                       accepted the offer at a lower price will automatically receive the higher price if the Tender Offer is concluded.

Other terms and
conditions                  Torm reserves the right to extend
                       the Tender Offer period once or several
                       times. Any extension will be announced
                       through the Copenhagen Stock Exchange
                       before expiry of the current Tender Offer period. Any extension or increase of the offer price shall not be considered as a new tender offer.

                                    Torm reserves the right to
                           purchase shares in Norden in the
                           market.

                                    All shares that are sold to
                       Torm according to this Tender Offer shall be free and clear of any lien, claim, charge, option, encumbrances and any other third party rights.

                                    The shareholders have the
                       right of voting attached to the shares
                       until the Tender Offer is concluded.

                                    No later than 2 stock
                       exchange days after expiry of the Tender
                       Offer period through the Copenhagen Stock
                       Exchange, Torm will announce the result of the incoming acceptances and announce whether the conditions have been fulfilled or whether the conditions will be waived, so that the Tender Offer will be concluded or alternatively which conditions that are still not fulfilled or if the Tender Offer will be revoked.

                                    This Tender Offer document
                       has been translated from Danish into
                       English. In case of any discrepancy
                       between the Danish text and the English
                       translation, the Danish text shall
                       prevail.

Procedure                    Shareholders who wish to sell their
                       shares in Norden according to this Tender
                       Offer document shall submit the enclosed acceptance form to their own custodian bank or securities dealer which shall thereafter submit a copy of the acceptance form to Gudme Raaschou Bankaktieselskab.

Financing                    Torm will finance the purchase of
                       the shares with its available funds and by external funds and have the necessary facilities.

Future prospects       If the Tender Offer is concluded, it is
                       Torm's intention to de-list Norden from
                       the Copenhagen Stock Exchange. Torm
                       expects no material change in the total
                       number of employees of the consolidated
                       group of Norden and Torm.

Documents                    Registered shareholders of Norden
                       shares shall receive this Tender Offer
                       together with the acceptance form by post.

                                    The Tender Offer can be
                       reviewed at Gudme Raaschou
                       Bankaktieselskab.

Choice of law
and jurisdiction            Danish law shall apply to this Tender
                       Offer document, to any acceptance of the Tender Offer and to any purchase of the shares according to this Tender Offer.

                                    The Maritime and Commercial
                       Court in Copenhagen shall have
                       jurisdiction to hear any dispute in
                       respect hereof.

Financial advisors         Gudme Raaschou Bankaktieselskab
                       and Jefferies & Company, Inc.

Legal advisor                Bech-Bruun Dragsted.


In case of any questions in connection with the Tender Offer, please contact:

Gudme Raaschou Bankaktieselskab
Flemming C. Pedersen/Steen Chr. Nielsen
Kalvebod Brygge 39-41
DK-1560  Copenhagen V
Tel.: +45 33 44 90 00
Fax: +45 33 44 91 65

Aktieselskabet Dampskibsselskabet Torm
Klaus Kjaerulff
Marina Park
Sundkrogsgade 10
DK-2100  Copenhagen 0
Tel.: +45 39 17 92 00
Fax: +45 39 17 93 80




                     Copenhagen, 1 July 2002

              Aktieselskabet Dampskibsselskabet Torm

                                           Acceptance form
        (To be submitted to the shareholder's custodian bank for endorsement and processing)

                 Acceptance of the sale of shares in Dampskibsselskabet "Norden" A/S

This form must be received by Gudme Raaschou Bankaktieselskab, Kalvebod Brygge 39-41, DK-1560
Copenhagen V, Fax: +45 33 44 91 65, no later than Monday, 29 July 2002 at 7 p.m. (Danish time) or in the case of an extended Tender Offer period such later date as communicated in the notice of extension of the Tender Offer.

Subject to and in accordance with the Tender Offer made by Aktieselskabet Dampskibsselskabet Torm,
I/We hereby irrevocably place an order for the sale of:

---------------------------------------------------------------------------------------------------
     _______ shares of DKK 20 in Dampskibsselskabet "Norden" A/S (securities code DK0010269844)
---------------------------------------------------------------------------------------------------

I/We permit the completion of the sale by transfer of the shares from my/our custodian account with:
---------------------------------------------------------------------------------------------------
Custodian bank:                                 Custodian account No.:
---------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------

The proceeds from the shares sold must be transferred to:
---------------------------------------------------------------------------------------------------
Bank/custodian bank:                              Sort code and account No.:
---------------------------------------------------------------------------------------------------
Address:


---------------------------------------------------------------------------------------------------

Information about the selling shareholder and signature:
---------------------------------------------------------------------------------------------------
Name:
---------------------------------------------------------------------------------------------------
Address:
---------------------------------------------------------------------------------------------------
City and post code:                               Telephone:
---------------------------------------------------------------------------------------------------
Date:                                             Signature:
---------------------------------------------------------------------------------------------------

The undersigned custodian bank agrees to transfer:
---------------------------------------------------------------------------------------------------
Registration No.:                                 CD-identification:
---------------------------------------------------------------------------------------------------


Company stamp and signature:
---------------------------------------------------------------------------------------------------
The custodian bank will in respect of the total number of acceptances received, forward an acceptance to:

                                   Gudme Raaschou Bankaktieselskab
                                        Kalvebod Brygge 39-41
                                        DK-1560 Copenhagen V
                                        Fax: +45 33 44 91 65

Acceptance must be received by Gudme Raaschou Bankaktieselskab, Kalvebod Brygge 39-41, DK-1560
Copenhagen V no later than Monday, 29 July 2002 at 7 p.m. (Danish time).

                                             SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    A/S STEAMSHIP COMPANY TORM
                           (registrant)



Dated:  July 2, 2002             By: /s/ Klaus Nyborg
                                    -----------------------------
                                  Klaus Nyborg
                                  Chief Financial Officer











03810.0001 #335190